FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 1, 2008 to September 30, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of September 1, 2008 to September 30, 2008

740                 Oil Refinery Acquisition and Funding

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	September 11, 2008

Oil Refinery Acquisition & Funding

•	CityView signs contract for acquisition of refinery for West Africa.

•	Debt Funding from West African and European Banks.

•	Of the US$320 million purchase consideration, US$150 million to be raised by placement of CityView shares at Aus 20c per share.

CityView Corporation Limited (“CityView”) is pleased to announce that it has signed a conditional contract for the acquisition of a 50,000 barrels per stream day (bpsd) oil refinery, as foreshadowed in its announcement on August 18, 2008.

The total purchase consideration for the refinery is US$320 million. US$150 million of this will be raised by the placement of CityView shares, the price of which has been agreed with European institutions at Aus 20c per share.

The debt component on the refinery will be secured against the refinery itself with payment of principal and interest being deferred until cash flow is generated from the sale of refinery production.

CityView CEO, Mark Smyth said; “Now that we are in a position to secure the refinery, we can finalise negotiations with third parties to determine the most suitable site to locate it. We have several options that are available to us at the present time.”

“In addition we intend to expand the refinery from its current design capacity of 50,000 bpsd to 100,000 bpsd.”

The transaction is subject to CityView shareholders’ consent.  A notice of EGM will be issued in due course, containing further details of the transaction and financing arrangements.  Following this share placement it is anticipated that certain members of the new institutional investors will seek Board representation.

The refinery purchase will be finalised in 2008, with shipment and construction in 2009 and operations commencing in the first half of 2010. Expansion to 100,000 bpsd capacity will commence following installation of the first module.

The funding of CityView’s other projects through Pensador Resources Inc and eventual merger will continue as planned, independent of the financing announced here.

Mark Smyth
Chief Executive Officer

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of September 1, 2008 to September 30, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION